EXHIBIT 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Proxy Statement/Prospectus of Smithfield Foods, Inc. for the registration of shares of its common stock and associated preferred stock purchase rights and to the incorporation by reference therein of our reports dated June 27, 2006, with respect to the consolidated financial statements and schedule of Smithfield Foods, Inc., Smithfield Foods, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Smithfield Foods, Inc. included in its Annual Report (Form 10-K) for the year ended April 30, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Richmond, Virginia

October 17, 2006